CUSIP NO. 29102N105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emergent Capital, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29102N105
(CUSIP Number)

January 4, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☒                          Rule 13d-1(c)

☐                          Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29102N105

1		NAME OF REPORTING PERSONS Pentagram Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 783,303
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 783,303
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,303
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 29102N105

1		NAME OF REPORTING PERSONS Patty Shanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 29102N105

1		NAME OF REPORTING PERSONS Richard Jacinto II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 600,000
	6	SHARED VOTING POWER 783,303
	7	SOLE DISPOSITIVE POWER 600,000
	8	SHARED DISPOSITIVE POWER 783,303
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,303
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 29102N105
Explanatory Note

This Amendment No. 1 to the Initial Schedule 13G is being filed to reflect the fact that the Reporting Persons no longer hold more than 5% of the Common Stock of the Issuer.  So, upon the filing of this amendment, the Reporting Persons will cease to be Reporting Persons with regard to the Common Stock.

Item 1(a).	Name of Issuer:

Emergent Capital, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5355 Town Center Road, Suite 701
 Boca Raton, Florida  33486

Item 2(a).	Name of Person Filing:

The statement is being filed by the following:

•	Pentagram Partners, L.P., a Florida limited partnership (“Pentagram”).

•	Patty Shanley, the former General Partner of Pentagram. Previously, Ms. Shanley may have been deemed to be the beneficial owner of Pentagram’s holdings of shares of the Issuer by virtue of controlling the voting and dispositive powers of Pentagram. She is no longer the General Partner of Pentagram, and is longer the beneficial owner of any shares of the Issuer.

•	Richard Jacinto II, the General Partner of Pentagram. Mr. Jacinto may be deemed to be the beneficial owner of Pentagram’s holdings of 783,303 shares of the Issuer by virtue of controlling the voting and dispositive powers of Pentagram. Mr. Jacinto has sole voting and dispositive powers over 600,000 shares of the Issuer that he holds directly.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Pentagram and Mr. Jacinto, and the former business address of Ms Shanley, is 4775 Collins Avenue, Suite 3003, Miami Beach, FL, 33140.

Item 2(c).	Citizenship:

Pentagram Partners, L.P. is a Florida limited partnership.

Ms. Shanley and Mr. Jacinto are citizens of the United States.

CUSIP NO. 29102N105

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

29102N105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership:

The following list sets forth the aggregate number and percentage (based on 28,272,211 shares of Common Stock outstanding on November 4, 2016 as reported in the Issuer’s Form 10-Q, as filed on November 7, 2016) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2(a):

Name	Shares of Common Stock Beneficially Owned (Sole Voting and Investment Power for all Shares)	Shares of Common Stock Beneficially Owned (Shared Voting and Investment Power for all Shares)	Percentage of Shares of Common Stock Beneficially Owned
Pentagram Partners, L.P.	0	783,303	2.8%
Patty Shanley	0	0	0%
Richard Jacinto II	600,000	783,303	4.9%

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

CUSIP NO. 29102N105

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP NO. 29102N105
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2017
PENTAGRAM PARTNERS, L.P.

By:        /s/ Richard Jacinto II, GP
Richard Jacinto II, General Partner

/s/ Patty Shanley
Patty Shanley

/s/ Richard Jacinto II
Richard Jacinto II